Exhibit (a)(1)(P)

EMAIL REMINDER

To:	[_______________]

From:	[_______________]

Date:	June 6, 2008

Subject:	Jabil’s Offer to Exchange or Replace Stock Options or SARs Reminders

Hi [            ],

Attached is the list of employees from [_______________] who have not yet elected whether to participate in the Offer to Amend or Replace Stock Options or Stock Appreciation Rights (SARs). This offer was sent to them via email on May 12, 2008 from the Options_Exchange_Offer@jabil.com mailbox.

As soon as 2009, certain unexercised stock options and SARS that these employees hold will likely be subject to a 20% federal surtax under Section 409A of the Internal Revenue Code. Jabil has established a solution called a tender offer, or offer, that should eliminate this tax liability if employees choose to accept it. Their participation in the offer is voluntary.

The offer period ends next Tuesday, June 10 at 5:30 pm EDT. If at all possible, we would like you to call or directly speak with these employees to ensure they received the 5/12/08 email and have made their election decision.

If they have any questions, please direct them to the offer documents in the May 12 email or ask that they call Mark Fratoni or Karena Nashbar.

Thanks.